UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38278

Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Jianpu Technology Inc. Reports Fourth Quarter 2023 Unaudited Financial Results

Beijing, March 13, 2024 -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (OTC: AIJTY), a leading independent open platform for the discovery and recommendation of financial products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Operational and Financial Highlights:

•	Revenues from recommendation services for the fourth quarter of 2023 increased by 3.9% to RMB178.0 million (US$25.1 million) from RMB171.3 million in the same period of 2022. Revenues from recommendation services for loans increased by 51.7% to RMB95.4 million (US$13.4 million) in the fourth quarter of 2023 from RMB62.9 million in the same period of 2022, primarily due to the increase in the number of loan applications and the increase in average fee per loan application. Revenues from recommendation services for credit cards decreased by 23.7% to RMB82.7 million (US$11.6 million) in the fourth quarter of 2023 from RMB108.4 million in the same period of 2022, primarily due to the decrease in the credit card volume.

•	Revenues from big data and system-based risk management services decreased by 42.9% to RMB16.5 million (US$2.3 million) in the fourth quarter of 2023 from RMB28.9 million in the same period of 2022, primarily due to the deconsolidation of Newsky Wisdom Treasure (Beijing) Co., Ltd (“Newsky Wisdom”) in the second quarter of 2023. The decline was also caused by a gradual shift of our business model of data-based risk management services towards cooperation with licensed credit reporting agencies.

•	Revenues from marketing and other services[1] decreased by 7.5% to RMB44.4 million (US$6.2 million) in the fourth quarter of 2023 from RMB48.0 million in the same period of 2022. The decrease was primarily due to the decrease of the Company’s insurance brokerage services, partially offset by the growth of other new business initiatives.

•	Loss from operations was RMB9.6 million (US$1.4 million) in the fourth quarter of 2023, compared with RMB29.6 million in the same period of 2022. Operating loss margin was 4.0% in the fourth quarter of 2023, compared with 11.9% in the same period of 2022. The improvement of loss from operations was mainly attributable to the decrease in costs and expenses resulting from efficiency improvement and cost optimization.

•	Net income was RMB1.1 million (US$0.1 million) in the fourth quarter of 2023, compared with net loss of RMB20.2 million in the same period of 2022. Net income margin was 0.4% in the fourth quarter of 2023, compared with net loss margin of 8.1% in the same period of 2022.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services” to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

•	Non-GAAP adjusted net loss[2] was RMB3.4 million (US$0.5 million) in the fourth quarter of 2023, compared with RMB27.9 million in the same period of 2022. Non-GAAP adjusted net loss margin[2] was 1.4% in the fourth quarter of 2023, compared with 11.2% in the same period of 2022.

Fiscal Year 2023 Operational and Financial Highlights:

•	Revenues from recommendation services was RMB744.4 million (US$104.9 million) in the fiscal year of 2023, compared with RMB731.7 million in 2022. Revenues from recommendation services for loans increased by 33.2% to RMB343.8 million (US$48.4 million) in the fiscal year of 2023 from RMB258.1 million in 2022, primarily due to the increase in the number of loan applications. Revenues from recommendation services for credit cards decreased by 15.4% to RMB400.6 million (US$56.4 million) in the fiscal year of 2023 from RMB473.7 million in 2022, primarily due to the decrease in the credit card volume.

•	Revenues from big data and system-based risk management services decreased by 11.1% to RMB86.1 million (US$12.1 million) in the fiscal year of 2023, compared with RMB96.9 million in 2022. The decrease was primarily due to the deconsolidation of Newsky Wisdom in the second quarter of 2023.

•	Revenues from marketing and other services[1] increased by 48.4% to RMB238.9 million (US$33.6 million) in the fiscal year of 2023 from RMB161.0 million in 2022. The increase was mainly attributable to the growth of insurance brokerage services and other new businesses.

•	Loss from operations was RMB52.5 million (US$7.4 million) in the fiscal year of 2023, compared with RMB152.0 million in the same period of 2022. Operating loss margin was 4.9% in the fiscal year of 2023, compared with 15.4% in 2022. The improvement of loss from operations was mainly attributable to the increase in revenues and the decrease in operating expenses resulting from efficiency improvement and cost optimization.

•	Net loss was RMB27.0 million (US$3.8 million) in the fiscal year of 2023, compared with RMB134.3 million in 2022. Net loss margin was 2.5% in the fiscal year of 2023, compared with 13.6% in 2022.

•	Non-GAAP adjusted net loss[2] was RMB35.7 million (US$5.0 million) in the fiscal year of 2023, compared with RMB120.2 million in 2022. Non-GAAP adjusted net loss margin[2] was 3.3% in the fiscal year of 2023, compared with 12.1% in 2022.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of disposal of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this document for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services” to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Fourth Quarter 2023 Financial Results

Total revenues for the fourth quarter of 2023 decreased by 3.8% to RMB238.9 million (US$33.6 million) from RMB248.3 million in the same period of 2022. The decrease was mainly attributable to the decrease in revenues from big data and system-based risk management services and marketing and other services1, partially offset by the increase of revenues from recommendation services.

Revenues from recommendation services increased by 3.9% to RMB178.0 million (US$25.1 million) in the fourth quarter of 2023 from RMB171.3 million in the same period of 2022.

Revenues from recommendation services for credit cards decreased by 23.7% to RMB82.7 million (US$11.6 million) in the fourth quarter of 2023 from RMB108.4 million in the same period of 2022. As certain credit card issuers lowered their marketing budget from the second quarter of 2023, credit card volume decreased by 30.0% to approximately 0.7 million in the fourth quarter of 2023 from 1.0 million in the same period of 2022. The average fee per credit card was RMB114.0 (US$16.1) and RMB113.0 in the fourth quarters of 2023 and 2022, respectively.

Revenues from recommendation services for loans increased by 51.7% to RMB95.4 million (US$13.4 million) in the fourth quarter of 2023 from RMB62.9 million in the same period of 2022, primarily due to an increase in the number of loan applications and the increase in average fee per loan application. The number of loan applications was approximately 5.8 million in the fourth quarter of 2023, representing a 28.9% increase from that in the same period of 2022. The average fee per loan application was RMB16.4 (US$2.3) and RMB13.9 in the fourth quarters of 2023 and 2022, respectively.

Revenues from big data and system-based risk management services decreased by 42.9% to RMB16.5 million (US$2.3 million) in the fourth quarter of 2023 from RMB28.9 million in the same period of 2022, primarily due to the deconsolidation of Newsky Wisdom in the second quarter of 2023. The decline was also caused by a gradual shift of our business model of data-based risk management services towards cooperation with licensed credit reporting agencies. Through the cooperation, which is mandated by the relevant PRC regulation, we, together with the licensed credit reporting agencies, provide data-based risk management services to the financial institutions and share the economic interests accordingly.

Revenues from marketing and other services1 decreased by 7.5% to RMB44.4 million (US$6.2 million) in the fourth quarter of 2023 from RMB48.0 million in the same period of 2022, primarily due to the decrease of the insurance brokerage services, partially offset by the growth of other new business initiatives.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services” to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Cost of promotion and acquisition decreased by 6.9% to RMB160.0 million (US$22.5 million) in the fourth quarter of 2023 from RMB171.8 million in the same period of 2022. The decrease was primarily due to the efficiency improvements and, to a lesser extent, the decrease in revenues from marketing and other services.

Cost of operation decreased by 42.3% to RMB13.9 million (US$2.0 million) in the fourth quarter of 2023 from RMB24.1 million in the same period of 2022. The decrease was primarily attributable to the decrease in software development and maintenance costs related to the big data and system-based risk management services, which resulted from the deconsolidation of Newsky Wisdom as well as the decrease in data acquisition costs.

Sales and marketing expenses increased by 3.4% to RMB33.8 million (US$4.8 million) in the fourth quarter of 2023 from RMB32.7 million in the same period of 2022. The increase was primarily due to the increases in client service-related expenses and travel and entertainment expenses, partially offset by the decrease in payroll expenses resulting from the Company’s continued efforts in cost optimization.

Research and development expenses decreased by 28.5% to RMB18.8 million (US$2.6 million) in the fourth quarter of 2023 from RMB26.3 million in the same period of 2022, primarily due to the decrease in payroll expenses resulting from the Company’s continued efforts in cost optimization.

General and administrative expenses decreased by 4.3% to RMB22.0 million (US$3.1 million) in the fourth quarter of 2023, compared with RMB23.0 million in the same period of 2022. The decrease was primarily due to the decrease in professional fees.

Loss from operations was RMB9.6 million (US$1.4 million) in the fourth quarter of 2023, compared with RMB29.6 million in the same period of 2022. Operating loss margin was 4.0% in the fourth quarter of 2023, compared with 11.9% in the same period of 2022. The decrease in operating loss was mainly attributable to the decrease in costs and expenses resulting from efficiency improvement and cost optimization.

Others, net decreased by 9.0% to RMB8.1 million (US$1.1 million) in the fourth quarter of 2023 from RMB8.9 million in the same period of 2022. An investment gain of RMB5.5 million was recognized resulting from the disposal of remaining equity interest in Newsky Wisdom3 after the deconsolidation in the second quarter of 2023; while the Company recognized an investment gain of RMB17.0 million resulting from the deconsolidation of another subsidiary3 of the Group in the second quarter of 2022 and an impairment loss of RMB9.1 million on other long term investments.

Net income was RMB1.1 million (US$0.1 million) in the fourth quarter of 2023 compared with net loss of RMB20.2 million in the same period of 2022. Net income margin was 0.4% in the fourth quarter of 2023, compared with net loss margin 8.1% in the same period of 2022.

Non-GAAP adjusted net loss2, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of disposal of subsidiaries and tax effects of above Non-GAAP adjustments, was RMB3.4 million (US$0.5 million) in the fourth quarter of 2023, compared with RMB27.9 million in the same period of 2022. Non-GAAP adjusted net loss margin2 was 1.4% in the fourth quarter of 2023 compared with 11.2% in the same period of 2022.

Non-GAAP adjusted EBITDA4, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of disposal of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits/(expenses) from net (loss)/income, for the fourth quarter of 2023 was a loss of RMB4.9 million (US$0.7 million), compared with a loss of RMB27.8 million in the same period of 2022.

3 In May 2023, the Group (Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”.) entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom, which is one of the subsidiaries of the Group before the completion of the share transfer. During the second quarter of 2023, according to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. The investment gain of RMB7.1 million was recognized in the second quarter of 2023 accordingly. In August 2023, the Group entered into a share transfer agreement with a third-party buyer to sell its remaining 15% equity interests in Newsky Wisdom. During the fourth quarter of 2023, the transaction was completed. The investment gain of RMB5.5 million was recognized accordingly.

In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of disposal of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this document for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

4 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets and investment gain of disposal of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits/(expenses) from net (loss)/income, and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details

As of December 31, 2023, the Company had cash and cash equivalents, time deposits and restricted cash and time deposits of RMB689.7 million (US$97.1 million) and working capital of approximately RMB357.8 million (US$50.4 million). Compared to those as of December 31, 2022, cash and cash equivalents, time deposits and restricted cash and time deposits increased by RMB5.5 million.

Fiscal Year 2023 Financial Results

Total revenues for the fiscal year of 2023 increased by 8.1% to RMB1,069.4 million (US$150.6 million) from RMB989.7 million in the prior year. The increase was mainly attributable to the increase in revenues from marketing and other services1.

Revenues from recommendation services was RMB744.4 million (US$104.9 million) in the fiscal year of 2023, compared with RMB731.7 million in the prior year.

Revenues from recommendation services for credit cards decreased by 15.4% to RMB400.6 million (US$56.4 million) in the fiscal year of 2023 from RMB473.7 million in the prior year. As certain credit card issuers lowered their marketing budget from the second quarter of 2023, credit card volume in the fiscal year of 2023 decreased by 16.7% to approximately 3.5 million from 4.2 million in the prior year. The average fee per credit card was RMB114.2 (US$16.1) and RMB113.6 in the fiscal year of 2023 and 2022, respectively.

Revenues from recommendation services for loans increased by 33.2% to RMB 343.8 million (US$48.4 million) in the fiscal year of 2023 from RMB258.1 million in the prior year, primarily due to the increase in the number of loan applications. The number of loan applications was approximately 22.9 million in the fiscal year of 2023, representing a 29.4% increase from that in the prior year. The average fee per loan application was RMB15.0 (US$2.1) and RMB14.6 in the fiscal year of 2023 and 2022, respectively.

Revenues from big data and system-based risk management services decreased by 11.1% to RMB86.1 million (US$12.1 million) in the fiscal year of 2023 from RMB96.9 million in the same period of 2022, primarily due to the deconsolidation of Newsky Wisdom in the second quarter of 2023.

Revenues from marketing and other services1 increased by 48.4% to RMB238.9 million (US$33.6 million) in the fiscal year of 2023 from RMB161.0 million in the prior year, primarily due to the growth of the insurance brokerage services and other new businesses.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services” to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Cost of promotion and acquisition increased by 5.2% to RMB729.1 million (US$102.7 million) in the fiscal year of 2023 from RMB693.3 million in the prior year, primarily due to the growth of the revenues from marketing and other services1.

Cost of operation decreased by 20.4% to RMB66.9 million (US$9.4 million) in the fiscal year of 2023 from RMB84.0 million in the prior year. The decrease was primarily attributable to the decreases in software development and maintenance costs related to the big data and system-based risk management services, which resulted from the deconsolidation of Newsky Wisdom, as well as the decrease in data acquisition costs.

Sales and marketing expenses was RMB131.7 million (US$18.6 million) in the fiscal year of 2023, compared with RMB134.3 million in the prior year. The decrease was primarily due to the decreases in payroll expenses, rental expenses and marketing and advertising expenses, partially offset by an increase in client service-related expenses.

Research and development expenses decreased by 16.9% to RMB94.7 million (US$13.3 million) in the fiscal year of 2023 from RMB114.0 million in the prior year, primarily due to the decreases in payroll expenses, professional fees and rental expenses resulting from our continued efforts in cost optimization.

General and administrative expenses was RMB99.5 million (US$14.0 million) in the fiscal year of 2023 from RMB102.8 million in the prior year. The change was primarily due to the decreases in rental expenses, travel and entertainment expenses, share-based compensation expenses and professional fees, partially offset by an increase in payroll expenses.

Impairment of goodwill and intangible assets was RMB13.3 million in the fiscal year of 2022 related to the impairment of the goodwill and intangible assets of Newsky Wisdom. There was no such impairment loss in the same period of 2023.

Loss from operations was RMB52.5 million (US$7.4 million) in the fiscal year of 2023, compared with RMB152.0 million in the prior year. Operating loss margin was 4.9% in the fiscal year of 2023, compared with 15.4% in the prior year. The decrease in operating loss was mainly attributable to the increase in revenues and the decrease in operating expenses resulting from efficiency improvement and cost optimization.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services” to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Others, net decreased by 9.7% to RMB18.6 million (US$2.6 million) in the fiscal year of 2023 from RMB20.6 million in the prior year. The Company recognized an investment gain of RMB12.6 million resulting from the disposal of Newsky Wisdom3 in the fiscal year 2023; while the Company recognized a gain from tax benefit for value-added tax of RMB12.0 million, an investment gain of RMB23.1 million resulting from the deconsolidation of another subsidiary3 of the Group and an impairment loss of RMB17.8 million on other long term investments in the fiscal year of 2022.

Net loss was RMB27.0 million (US$3.8 million) in the fiscal year of 2023 compared with RMB134.3 million in the prior year. Net loss margin was 2.5% in the fiscal year of 2023 compared with 13.6% in the prior year.

Non-GAAP adjusted net loss2, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of disposal of subsidiaries and tax effects of above Non-GAAP adjustments, was RMB35.7 million (US$5.0 million) in the fiscal year of 2023, compared with RMB120.2 million in the prior year. Non-GAAP adjusted net loss margin2 was 3.3% in the fiscal year of 2023 compared with 12.1% in the prior year.

Non-GAAP adjusted EBITDA4, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of disposal of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits/(expenses) from net (loss)/income, for the fiscal year of 2023 was a loss of RMB38.1 million (US$5.4 million), compared with a loss of RMB112.4 million in the prior year.

3 In May 2023, the Group (Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”.) entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom, which is one of the subsidiaries of the Group before the completion of the share transfer. During the second quarter of 2023, according to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. The investment gain of RMB7.1 million was recognized in the second quarter of 2023 accordingly. In August 2023, the Group entered into a share transfer agreement with a third-party buyer to sell its remaining 15% equity interests in Newsky Wisdom. During the fourth quarter of 2023, the transaction was completed. The investment gain of RMB5.5 million was recognized accordingly.

In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of disposal of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this document for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

4 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets and investment gain of disposal of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits/(expenses) from net (loss)/income, and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details

Subsequent Event

In January 2024, the Company, together with other shareholders of an investee company, entered into an investment termination agreement with the investee company, according to which the Company’s investment into the investee company was terminated and the investee company would pay the Company US$0.8 million as compensation for such termination. The compensation was fully paid to the Company in January 2024. The investment had been fully impaired by the Company in the year 2022, and therefore, the termination will lead to an investment gain of US$0.8 million in January 2024.

In January 2024, the Company announced its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$3 million of its American depositary shares ("ADSs") or Class A ordinary shares over the next 12 months. As of February 29, 2024, the Company had repurchased an aggregate of 115,847 of its ADSs for a total cost of approximately US$90 thousand.

On February 20, 2024, the Company was notified by the New York Stock Exchange ("NYSE") that the staff of NYSE Regulation had determined to commence proceedings to delist the ADSs of the Company from the NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. Trading in the Company’s ADSs was suspended immediately. Following the suspension, the ADSs of the Company have been quoted on the over-the-counter market and are currently trading under the symbol "AIJTY". On March 5, 2024, the NYSE notified the United States Securities and Exchange Commission ("SEC") of its intention to remove the Company’s ADSs from listing and registration on the NYSE on March 18, 2024.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user’s particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a Non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets and investment gain of disposal of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits/(expenses) from net (loss)/income, and depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of disposal of subsidiaries and tax effects of above Non-GAAP adjustments.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this document.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this document and in the attachments is as of the date of this document, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR) Liting Lu, E-mail: IR@rong360.com

(PR) Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Christensen

Suri Cheng, E-mail: suri.cheng@christensencomms.com

Tel: +86 185 0060 8364

Crystal Lai, E-mail: crystal.lai@christensencomms.com

Tel: +852 2232 3907

In US:

Christensen

Linda Bergkamp, E-mail: linda.bergkamp@christensencomms.com

Tel: +1 480 353 6648

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
(In thousands)	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	346,539	344,569	48,532
Time deposits	-	31,949	4,500
Restricted time deposits	297,634	278,359	39,206
Accounts receivable, net	189,665	161,821	22,792
Amount due from related parties	153	155	22
Prepayments and other current assets	46,537	40,209	5,663
Total current assets	880,528	857,062	120,715
Non-current assets:
Property and equipment, net	12,578	11,747	1,655
Intangible assets, net	18,339	17,162	2,417
Restricted cash and time deposits	40,059	34,846	4,908
Other non-current assets	10,758	10,984	1,547
Total non-current assets	81,734	74,739	10,527
Total assets	962,262	931,801	131,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	253,481	236,212	33,270
Accounts payable (including amounts billed through related party of RMB5,652 and RMB3,253 as of December 31, 2022 and December 31, 2023, respectively)	96,729	106,461	14,995
Advances from customers	46,920	46,142	6,499
Tax payable	9,662	10,304	1,451
Amount due to related parties	13,534	10,623	1,496
Accrued expenses and other current liabilities	88,871	89,541	12,612
Total current liabilities	509,197	499,283	70,323
Non-current liabilities:
Deferred tax liabilities	3,644	3,405	480
Other non-current liabilities	13,096	11,683	1,646
Total non-current liabilities	16,740	15,088	2,126
Total liabilities	525,937	514,371	72,449
Shareholders’ equity:
Ordinary shares	286	286	40
Treasury stock, at cost	(77,499)	(72,939)	(10,273)
Additional paid-in capital	1,891,266	1,891,045	266,348
Accumulated losses	(1,424,153)	(1,450,925)	(204,359)
Statutory reserves	2,027	2,027	285
Accumulated other comprehensive income	37,941	47,407	6,677
Total Jianpu’s shareholders’ equity	429,868	416,901	58,718
Noncontrolling interests	6,457	529	75
Total shareholders’ equity	436,325	417,430	58,793
Total liabilities and shareholders’ equity	962,262	931,801	131,242

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands	2022	2023		2022	2023
except for number of shares and per share data)	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	62,883	95,384	13,435	258,069	343,778	48,420
Credit cards	108,444	82,656	11,642	473,673	400,649	56,430
Total recommendation services	171,327	178,040	25,077	731,742	744,427	104,850
Big data and system-based risk management services [b]	28,917	16,491	2,323	96,917	86,108	12,128
Marketing and other services [1]	48,014	44,370	6,249	161,016	238,878	33,645
Total revenues	248,258	238,901	33,649	989,675	1,069,413	150,623
Costs and expenses:
Cost of promotion and acquisition [c]	(171,784)	(159,988)	(22,534)	(693,272)	(729,120)	(102,694)
Cost of operation [d]	(24,102)	(13,923)	(1,961)	(83,995)	(66,874)	(9,419)
Total cost of services	(195,886)	(173,911)	(24,495)	(777,267)	(795,994)	(112,113)
Sales and marketing expenses	(32,747)	(33,792)	(4,760)	(134,308)	(131,709)	(18,551)
Research and development expenses [e]	(26,280)	(18,788)	(2,646)	(113,965)	(94,717)	(13,341)
General and administrative expenses	(22,956)	(21,994)	(3,098)	(102,831)	(99,518)	(14,017)
Impairment of goodwill and intangible assets	-	-	-	(13,327)	-	-
Loss from operations	(29,611)	(9,584)	(1,350)	(152,023)	(52,525)	(7,399)
Net interest income/(expenses)	398	2,747	387	(3,724)	6,853	965
Others, net	8,935	8,110	1,142	20,578	18,598	2,619
Income/(loss) before income tax	(20,278)	1,273	179	(135,169)	(27,074)	(3,815)
Income tax benefits/(expense)	81	(215)	(30)	918	28	4
Net income/(loss)	(20,197)	1,058	149	(134,251)	(27,046)	(3,811)
Less: net income/(loss) attributable to noncontrolling interests	24	(88)	(12)	(9,944)	(274)	(39)
Net income/(loss) attributable to Jianpu Technology Inc.	(20,221)	1,146	161	(124,307)	(26,772)	(3,772)
Accretion of mezzanine equity	1,387	-	-	(7,353)	-	-
Net income/(loss) attributable to Jianpu’s shareholders	(18,834)	1,146	161	(131,660)	(26,772)	(3,772)

Other comprehensive income/(loss)
Foreign currency translation adjustments	(9,713)	(6,872)	(968)	53,349	9,448	1,331
Total other comprehensive income/(loss)	(9,713)	(6,872)	(968)	53,349	9,448	1,331
Total comprehensive loss	(29,910)	(5,814)	(819)	(80,902)	(17,598)	(2,480)
Less: total comprehensive loss attributable to noncontrolling interests	(137)	(63)	(9)	(9,955)	(292)	(41)
Total comprehensive loss attributable to Jianpu Technology Inc.	(29,773)	(5,751)	(810)	(70,947)	(17,306)	(2,439)
Accretion of mezzanine equity	1,387	-	-	(7,353)	-	-
Total comprehensive loss attributable to Jianpu’s shareholders	(28,386)	(5,751)	(810)	(78,300)	(17,306)	(2,439)

Net income/(loss) per share attributable to Jianpu’s shareholders
Basic	(0.04)	-	-	(0.31)	(0.06)	(0.01)
Diluted	(0.04)	-	-	(0.31)	(0.06)	(0.01)
Net income/(loss) per ADS attributable to Jianpu’s shareholders
Basic	(0.89)	0.05	0.01	(6.21)	(1.26)	(0.18)
Diluted	(0.89)	0.05	0.01	(6.21)	(1.26)	(0.18)
Weighted average number of shares
Basic	424,432,329	424,736,165	424,736,165	424,031,623	424,612,125	424,612,125
Diluted	424,432,329	442,654,837	442,654,837	424,031,623	424,612,125	424,612,125

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services” to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

[a] Including revenues from related party of RMB487 and RMB12 for the three months ended December 31, 2022 and 2023, respectively, and RMB903 and RMB1,134 for the year ended December 31, 2022 and 2023, respectively.

[b] Including revenues from related party of RMB985 and RMB61 for the three months ended December 31, 2022 and 2023, respectively, and RMB4,803 and RMB2,136 for the year ended December 31, 2022 and 2023, respectively.

[c] Including cost of promotion and acquisition from related party of RMB22 and RMB302 for the three months ended December 31, 2022 and 2023, respectively, and RMB207 and RMB368 for the year ended December 31, 2022 and 2023, respectively.

[d] Including cost of operation from related party of RMB103 and RMB276 for the three months ended December 31, 2022 and 2023, respectively, and RMB386 and RMB1,069 for the year ended December 31, 2022 and 2023, respectively.

[e] Including expenses from related party of RMB347 and RMB146 for the three months ended December 31, 2022 and 2023, respectively, and RMB871 and RMB548 for the year ended December 31, 2022 and 2023, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands)	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	(20,197)	1,058	149	(134,251)	(27,046)	(3,811)
Add: Share-based compensation expenses	182	1,075	151	6,578	4,306	606
Investment impairment loss	9,082	-	-	17,798	-	-
Impairment of goodwill and intangible assets	-	-	-	13,327	-	-
Investment gain of disposal of subsidiaries[3]	(17,000)	(5,525)	(778)	(23,149)	(12,937)	(1,822)
Tax effects on Non-GAAP adjustments[5]	-	-	-	(464)	-	-
Non-GAAP adjusted net loss[2]	(27,933)	(3,392)	(478)	(120,161)	(35,677)	(5,027)
Add: Depreciation and amortization	651	1,055	149	4,457	4,416	622
Net interest expenses/(income)	(398)	(2,747)	(387)	3,724	(6,853)	(965)
Income tax expenses/(benefits)	(81)	215	30	(454)	(28)	(4)
Non-GAAP adjusted EBITDA[4]	(27,761)	(4,869)	(686)	(112,434)	(38,142)	(5,374)

3 In May 2023, the Group (Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”.) entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom, which is one of the subsidiaries of the Group before the completion of the share transfer. During the second quarter of 2023, according to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. The investment gain of RMB7.1 million was recognized in the second quarter of 2023 accordingly. In August 2023, the Group entered into a share transfer agreement with a third-party buyer to sell its remaining 15% equity interests in Newsky Wisdom. During the fourth quarter of 2023, the transaction was completed. The investment gain of RMB5.5 million was recognized accordingly.

In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

5 Tax effects on Non-GAAP adjustments was tax effects relating to the impairment of intangible assets.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of disposal of subsidiaries and tax effects of above Non-GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this document for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

4 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets and investment gain of disposal of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits/(expenses) from net (loss)/income, and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Yilü (Oscar) Chen
Name	:	Yilü (Oscar) Chen
Title	:	Chief Financial Officer

Date: March 13, 2024